MICHAEL A. LITTMAN

ATTORNEY AT LAW

PO BOX 1839

ARVADA, CO 80001

malattyco@aol.com

(720) 530-6184

December 19, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Pamela A. Long and Kate Hale

Washington, D.C. 20549

VIA EDGAR

Re: Southwestern Water Exploration Co. Form 10-12G

Filed November 14, 2017

File No. 000-55869

Dear Ms. Long and Ms. Hale,

We are in receipt of the Securities and Exchange Commission’s letter dated December 11, 2017, regarding the above-referenced filing of Southwester Water Exploration Co. Below please find our responses to such comments. We have also filed a Form 10/A on the EDGAR system.

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X, as applicable. Prior to your Form 10 going automatically effective 60 days after its initial filing, this should be accomplished by updating your Form 10. If you do not withdraw your Form 10 prior to it going automatically effective, you will be subject to the reporting requirements of the 1934 Act. The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10.

Answer: We have updated the cover page.

Item 10: Recent Sales of Unregistered Securities, page 32

2. Please provide information with regard to the last three years, rather than two.

Answer: We have updated page 32.

Report of Independent Registered Public Accounting Firm, page F-2

3. In the third paragraph of your auditor’s report, the report references the financial position of Temir Corp for the years ended March 31, 2017 and 2016. Please have your auditor revise their audit report to reference “Southwestern Water Exploration Co.” instead of Temir Corp. Please also have your auditor revise its report to reference the financial position as of March 31, 2017 and 2016 rather than “for the years ended March 31, 2017 and 2016.

Answer: We have updated page F-2.

We hope these amendments meet with your approval.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman,

Attorney at Law